August 2, 2005

Mail Stop 6010


Dr. Adya S. Tripathi
President and Chief Executive Officer
Tripath Technology, Inc.
2560 Orchard Parkway
San Jose, California 95131

      Re:	Tripath Technology, Inc.
      Amendment No. 3 to Registration Statement on Form S-1
      Filed July 25, 2005
		File No. 333-123551

Dear Dr. Tripathi:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 3 to Form S-1

Prospectus Summary, page 1

Recent Developments, page 1

1. Please refer to our prior comment 4. We note your disclosure at the end of the second paragraph on page 3 that you intend to file amended reports to reflect the restated financial information related to the restatements. Please update your disclosure here and elsewhere as necessary to indicate that these amendments were filed on July 27, 2005.


Management`s Discussion and Analysis, page 26

Results of Operations for the six months ended March 31, 2005 and 2004, page 29

2. Please refer to our prior comment 6. You state that excluding the effect of the sale of inventory that was previously written down to its net realizable value, the decrease in margin for the six months ended March 31, 2005 was primarily due to a decrease in average selling prices. However, you state that your decline in sales from the comparable prior period was the result of a decline in unit volume and not average selling prices. Please revise or advise us.

Annual Financial Statements

General

3. Provide a currently dated and signed consent from your independent accountants with the filing of your next amendment to the Registration Statement.

4. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the
Registration Statement.

Note 8:  Subsequent Events (Litigation), page F-24

5. It appears you have updated this note to include litigation dated after the date of your auditors report. In this regard, please remove such litigation since it is also included in note 10 or have your accountants` dual date their audit report for such items. Refer to AU 530.

Note 9:  Restatement of Previously Reported Annual and Interim
Financial Information, page F-26

6. Please refer to our prior comment 8. You state that the review of the electronic documents was unrestricted with respect to time and subject matter and included the 2002 and 2003 time periods. It is unclear to us from your response, why you believe the situation discovered with respect to Macnica and Uniquest distributors does not exist with the other distributors and why you believe it is not necessary to perform additional procedures with respect to other distributors for 2004, 2003 and 2002 periods. Please be detailed in your response as to the procedures you performed to ensure that the situation did not exist with other distributors.
Part II

Item 15.  Recent Sales of Unregistered Securities, page II-2

7. We note your added disclosure regarding the August 2004 sale of 2,500,000 shares of unregistered securities. Please revise to provide the disclosure required by Item 701 of Regulation S-K. Confirm that the number of shares of common stock issued and outstanding as of July 15, 2005 includes these shares.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Dyer at (202) 551-3641 or Michelle
Gohlke at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.

      					Sincerely,



      					Peggy Fisher
								Assistant Director


cc (via facsimile):  David J. Segre, Esq.
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Adya S. Tripathi
Tripath Technology, Inc.
August 2, 2005
Page 1